FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 17, 2012

PETROBRAS ARGENTINA S.A.
 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22
(1084)  Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

First Quarter 2012 Results

Buenos Aires, May 10, 2012 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the first quarter ended March 31, 2012.

The Financial Statements have been prepared under the International Financial Reporting Standards (IFRS) as required by the Argentine Securities Commission. The financial statements for the first quarter of 2011 fiscal year were reformulated under the above mentioned standards.

In 2012 first quarter the Company recorded a positive net income of P$144 million. In 2011 first quarter the Company recorded a positive net income of P$672 million, including a gain of P$706 million from discontinued operations.

Income Statement

Net sales

Gross Profit

Equity in earnings of affiliates

Operating Income

Financial income (expense) and holding gains (losses)

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

In 2012 quarter net sales increased P$378 million to P$1,269 million.

Oil sales increased 48.2% to P$1,009 million in 2012 quarter, mainly as a result of an improvement in average sales prices and, to a lesser extent, a growth in sales volumes. The rise in sales volumes is basically attributable to increased production from the Neuquén basin as a result of the drilling campaign in Medanito field and, to a lesser extent, the start of operations of a crude oil treatment plant in the Austral basin, which allowed to reverse the effect of the natural decline of mature fields in Argentina.
Gas sales increased 28.6% to P$252 million in 2012 quarter, mainly as a result of an improvement in average sales prices and, to a lesser extent, a growth in sales volumes. The rise in sales volumes is attributable to the start of production of non-conventional gas wells in the Neuquén basin.

Gross profit increased P$179 million to P$450 million in 2012 quarter and gross margin on sales rose to 35.5% in 2012 quarter from 30.4% in 2011 quarter. This improvement is primarily attributable to the rise in average sales prices and, to a lesser extent, the increase in sales volumes of oil equivalent. These effects were partially offset by an increase in the lifting cost.

Refining and Distribution

Net sales decreased P$238 million in 2012 quarter to P$1,591 million, mainly due to a P$233 million reduction in refined product sales and the transfer of the catalytic reformer plant to the Petrochemicals segment, which in 2011 quarter accounted for P$145 million sales, partially offset by a P$140 million increase in oil sales.

Lower refined products sales in 2012 quarter are attributable to the sale of San Lorenzo Refinery and the associated fuel sales network, effected May 2, 2011, partially offset by a partial recovery in domestic sales prices.

Sales volumes of refined products in 2012 quarter dropped 44% to 490.6 thousand cubic meters. Lower sales volumes are basically attributable to the sale of San Lorenzo Refinery and the associated fuel sales network.

Crude oil sales to third parties increased P$140 million to P$189 million in 2012 quarter, as a result of the combined effect of increased sales volumes and an improvement in average sales prices in line with international reference prices.

Gross profit decreased P$44 million in 2012 quarter to P$152 million as a result of the decline in sales volumes attributable to the sale of San Lorenzo Refinery and the associated fuel sales network. Partial increases in sales prices were not enough to offset the rise in costs for the purchase of oil and higher prices for imported diesel oil. The combination of these effects had an impact on the margin on sales which dropped to 9.6% in 2012 quarter from 10.7% in 2011 quarter.

Petrochemicals

In 2012 quarter net sales increased P$339 million to P$669 million. This increase includes P$216 million attributable to the catalytic reformer plant sales, which were shown in the Refining and Distribution segment in 2011 quarter.
Styrenic products sales revenues in Argentina improved P$123 million to P$453 million in  2012 quarter. This improvement is mainly attributable to the 20.7% rise in sales volumes, due to the labor strikes in 2011 quarter that affected production, and delivery and a slight improvement in average sales prices.

Gross profit decreased P$37 million to P$7 million in 2012 quarter and gross margin on sales dropped to 1% in 2012 quarter from 13.3% in 2011 quarter. This decline is basically due to the increase in the cost of raw material which could not be passed through to sales prices since the same are in line with international prices. In addition, the catalytic reformer plant shutdown had a negative impact on 2012 quarter and resulted in imports of certain supplies at international prices, at values well above domestic production costs.

Gas and Energy

Marketing and Transportation of Gas

Sales rose P$65 million to P$371 million in 2012 quarter, mainly due to increased revenues from gas sales.
Revenues from gas sales increased P$69 million to P$267 million in 2012 quarter, basically due to the improvement in average sales prices and, to a lesser extent, the growth in sales volumes to 299 million cubic feet per day.
Revenues from liquid fuel sales were similar in both quarters and amounted to P$98 million in 2012 quarter. The improvement in average sales prices resulting from the recovery in international prices was offset by a decline in sales volumes.

Electricity Generation

In 2012 quarter, net sales for electricity generation increased P$25 million to P$375 million, mainly due to an improvement in sales volumes, partially offset by a decline in average sales prices.
Net sales attributable to Genelba Power Plant increased P$7 million to P$218 million in 2012 quarter. The increase in sales results from an 8.1% rise in sales volumes to 1,344 GWh in the quarter under review, as a consequence of scheduled shutdowns for maintenance works in 2011 quarter. Average sales prices dropped 12.5% to P$135.2 per MWh in 2012 quarter, mainly because recognition in operation and maintenance costs and power price was reduced as a result of the expiration of the Generators Agreement.
Net sales attributable to Genelba Plus Power Plant rose P$18 million to P$132 million in 2012 quarter, mainly due to a 19% increase in sales volumes to 394 GWh in 2012 quarter as a result of an increased hiring level and contract utilization factor.
Net sales attributable to Pichi Picún Leufú totaled P$23 million in 2012 quarter and P$25 million in 2011 quarter. Reduced sales in 2012 quarter are primarily attributable to an 8% decline in energy deliveries to 170 GWh in 2012 quarter, as a result of the lower water supply in the Comahue basin. Average sales prices were similar in both quarters, nearing  P$135 per MWh.

Gross profit for electricity generation decreased P$49 million to P$67 million in 2012 quarter, mainly due to the decrease in average sales prices and the increase in Genelba Power Plant dollar-denominated costs and reduced generation volumes in Pichi Picún Leufú power plant, all effects being partially offset by a better performance of Genelba Plus Power Plant.

www.petrobras.com.ar
(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 05/17/2012 By: /s/ Daniel Casal Name: Daniel Casal Title: Attorney	By: /s/ Luis M. Sas Name: Luis M. Sas Title